May 18, 2007

Mr. Larry Spirgel Assistant Director Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Re:	National HealthCare Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 16, 2006
File No. 001-13489

Dear  Mr. Spirgel:

We are in receipt of your comment letters to us dated March 30, 2007, February 27, 2007 and October 27, 2006.  We have previously responded to you in letters dated April 6, 2007, March 13, 2007 and November 17, 2006.

In addition to the above correspondence, telephonic conference calls occurred on May 1, 2007 and March 29, 2007.  The most recent call included representatives from the SEC (Mr. Joe McGrath, Mr. Mark Mahar, Ms. Sandra Stokes, Mr. Robert S. Littlepage, Jr., and Mr. Andrew Mew) from BDO Seidman, LLP (Mr. Ben Neuhausen and Mr. David W. Cannon) and from National HealthCare Corporation (Mr. Donald K. Daniel).

In response to the May 1, 2007 telephonic conference call, we offer the following comments.

As of the Company’s adoption of FIN 46R in 2004 and subsequently, we conclude that National is not subject to consolidation pursuant the FIN 46R’s provisions.  The Employee Stock Ownership Plan of National Health Corporation (“the ESOP”) invested equity in National sufficient to permit National to finance its activities without additional subordinated financial support by any parties.  National has from inception demonstrated the ability to carry on its principal operations, providing the ESOP with a return on invested capital adequate to pay retiring employees, make scheduled debt payments, and to substantially retire the ESOP’s debt obligations.  Although National was designed so that its equity investments would be adequate to fund the retirement of its employees, National has financed additional investments and   accumulated equity from earnings in excess of distributions to the ESOP accumulating to approximately $82 million at December 31, 2004 and $93 million at December 31, 2006.  This equity was accumulated after expensing cash payments to retirees of $73 million through 2004 and a total of $89 million through 2006.  Furthermore, National timely serviced ESOP debt principal payments of $117 million through 2004 and $130 million through 2006.

In our letter dated April 6, 2007, we describe the basis for our conclusions that the ESOP and participants in the ESOP as a group make decisions about National’s significant activities and that the ESOP’s equity absorbs National’s losses and receives National’s benefits.

As we concluded that National was not subject to consolidation based on the provisions of FIN 46R and because NHC does not have an ownership or equity interest in National, when NHC adopted FIN 46R we did not evaluate National for consolidation based on contractual or any other interest.  We believe that when the Company adopted FIN 46R in 2004 and subsequently, we have no interest that exposes NHC and its shareholders to the risks and rewards of National.

To respond to the Staff’s request, in evaluating whether NHC had a variable interest that absorbs some or all of National’s expected losses, we considered any subordinated financial support provided by NHC to National through contractual agreements, including the following:

Mr. Larry Spirgel

May 18, 2007

• Contracts with terms that are not market-based

• Guarantees

• Commitments to fund losses.

NHC provides additional subordinated financial support in the form of a working capital line ($2.0 million available to National) and potentially through deferred management fees, averaging $7.9 million and $13.0 million, during the years ended December 31, 2004 and 2006, respectively.  As the $2.0 million commitment was made by NHC as part of the Company’s disposition of assets purchased by National, $2.0 million of NHC’s gain on the sale has been deferred   We believe that National has the ability to borrow from independent lenders, repay NHC, and finance its own activities.  We hold no other interest in National whose value would potentially change with changes in National’s net assets.  From the time National was incorporated, NHC has received none of National’s variability in gains or losses.

In both our consideration of National as a VIE and of our contractual interest in National, we considered NHC’s guarantees of National’s obligations.  We were asked to document in this letter our representation that NHC had no guarantees of National’s debt obligations for debt that is not also shown as debt on the books of NHC.  To provide clarification, in note thirteen (Contingencies and Guarantees) on page 67 of the NHC 2006 annual report, we report that at December 31, 2006 NHC guaranteed $5,897,000 of the debt of National and the ESOP. We will revise our disclosure in future filings to report that we guarantee the balance of this debt of National Health Investors (“NHI”), which NHI financed through National and the ESOP.

The concept of subordinated financial interests is difficult to apply and requires significant judgment, specifically in evaluating market-based contracts.  That is, if the cost to acquire the services are in excess of their fair values, the acquirer may be providing a form of subordinated financial support; or if the revenue received from providing services is less than the fair value of the services provided, the provider may be providing a form of subordinated financial support.

The management fees previously referred to have been deferred according to the terms and conditions of our agreement to provide management services at certain long-term care facilities owned by National.  NHC provides management services to National for a fee equal to 6% of the net revenues of the five facilities owned by National, which fee is consistent with the fees charged to other long-term care owners for which NHC provides management services.  NHC has recognized approximately two-thirds ($25.5 million of management fees through 12/31/06) of the 6% in fees that may become realizable based on the future performance of each facility.  Virtually all of NHC’s management contracts have a similar provision that subordinates payment of the management fees to the other expenses of the managed facilities.

We do not believe the deferral of those fees represents subordinated financial support.  The terms of our management contracts with National are market-based.  We evaluated the fair value based on industry knowledge, and have now supplemented our industry knowledge through inquiry of other providers (public filers and private companies), confirming that our management fee charged to National based on 6% of net revenues was in the realm of market rates, with specific percentages ranging from 4% to 7% depending on the level of services provided.  In addition, the subordination of management fees to other expenses is common in our industry.

Finally, if the management contract were considered a variable interest, we believe it would be a variable interest in specific assets of National rather than a variable interest in National, because the five remaining facilities represent only 13.5% of the carrying value of National’s assets.

We continue to believe the best evidence that our management contract with National is market-based is that the terms are substantially the same in the nearly 100 management agreements we have executed beginning in 1984 (see Exhibit A).

National provides employment services to NHC and maintains as employees the personnel conducting the business of NHC.  National charges to NHC all costs of employment related to those employees and an administrative fee based on 1% of payroll costs.

Mr. Larry Spirgel

May 18, 2007

Contractual arrangements for a purchaser to acquire the majority of an entity’s services at a price based on the actual costs incurred to produce the service plus a specified margin (a cost-plus arrangement) may protect equity investment holders at risk from first dollar loss risk.   In our circumstance, NHC, and not National, makes all decision as to employment, termination, and compensation.  All direct costs related to employment are passed through to the Company and do not create or absorb any variability of National.  National provides administrative services for a fee based on 1% of payroll costs.  The equity stakeholders of National receive the first dollar of profit related to the 1% fee and are at risk for the first dollar of cost if the cost of administration exceeds the 1% fee.

To provide additional support of our conclusion that this agreement is market-based, we obtained information related to other professional employer organizations (“PEOs”). Under the most common arrangements, the PEO served as a co-employer of the company's workers, along with their client, or what was commonly referred to as "the worksite" employer. The employer was in most cases charged a fee ranging from 4 to 10% of the client company's gross annual wages, depending generally on the services provided and the client's employee-turnover rate.  We were not able to find any examples of arrangements where the administrative fee was less than 1%, although it was also evident that the smaller the company/client, the higher the percent charged for administration.  We found no comparables that included as many as the 9,000 employees involved in the NHC/National arrangement.

These findings are consistent with The US Chamber of Commerce, US Dept of Labor and Small Business Administration estimates that administrative overhead for a business with less than 100 employees ranges from 4% - 12%.  In a study conducted by the US Chamber of Commerce, US Department of Labor and the Small Business Administration, they compiled the following data:

Number of Employees

1-9

10-24

25-49

50+

Administrative Costs

8-12%

4-8%

3-6%

2-5%

A report published by the Society for Resource Management stated that PEOs generally charged 2% to 5% of payroll to cover their expenses, plus 9% to 20% of gross wages to pay for benefits and to cover their profit.

All market information indicated that if the cost plus 1% of payroll charged by National is not market-based it is certainly below, not above, market.  Therefore we conclude that this contract cannot absorb expected losses or protect holders of the equity investment in National from the first dollar risk of loss.

Finally, the staff asked us to consider how paragraphs 17a and 17d of Interpretation 46(R) would apply if National were a VIE and if NHC held variable interests in National.  We would like to focus in particular on paragraph 17d—the design of National, that is, the risks of National, the purposes for which National was created, and the variability that National was designed to create and pass along to its interest holders.  The design of National has evolved over time, so we have analyzed the design in three stages:

•

Original design

•

Conduit for favorable borrowing rates

•

Direct employee ownership of selected facilities

Original design.  As we have stated in previous discussions with the staff and prior letters, the original design of National was to preserve the employee ownership in NHC that the employees had earned through the NHC ESOP prior to NHC’s conversion to a master limited partnership.  Federal law does not permit a master limited partnership (MLP) to maintain an ESOP for its employees.  If the employees of NHC had continued to be employed by NHC upon the conversion to MLP status, the ESOP would have been dissolved and the shares would have been distributed to the employees, defeating the purpose of the ESOP.  Therefore, National was created to be the legal employer of record to preserve the existing employee ownership of NHC.  The participants in the former NHC ESOP became the 100% owners of National through a newly formed National ESOP.  National’s only significant asset was the existing employee ownership in NHC.  By original design, the only risks of National were the risks associated with the value of the ownership interest in NHC, and the existing ESOP participants by design absorbed that risk.

Mr. Larry Spirgel

May 18, 2007

It is important to note that by design National’s role as employer of legal record was solely a matter of compliance with the income tax regulations relating to ESOPs.  National was never designed to be a PEO business with the associated risks.  The legal employees of National provide services only to facilities owned or managed by NHC.  That was the original design, and we have never deviated from it.  The contractual arrangement for NHC to pay National total payroll cost plus 1% was designed to be economically as close as possible to direct employment by NHC, while complying with income tax regulations.  We believe that some of the staff’s concern about “circularity” of NHC charging National a management fee for services rendered by individuals who are legally employees of National is based on a sense that National is a PEO business.  National is not, and was never intended to be, a PEO business.

Conduit for favorable borrowing rates.  Around the time that National was created, Congress amended the income tax law to provide that 50% of the interest income on qualifying loans to ESOPs would be exempt from income tax.  As a result, lenders began to charge lower interest rates on loans to ESOPs than on fully taxable loans with equivalent credit risk.  NHC determined that it would be possible to obtain the benefit of the lower interest rates through the National ESOP.  The National ESOP borrowed at favorable rates and used the funds to buy new shares from National.  National used the proceeds of the first borrowing to buy eight facilities from NHC (discussed below).  Subsequently, National’s ESOP borrowed additional funds and bought additional shares from National.  National, which had no use for these additional funds, lent them to NHC.  The lenders, understanding that National had no significant assets other than its interest in NHC and the eight facilities, required NHC guarantees.  The design was for NHC to borrow funds at favorable interest rates.  By design, the bulk of the ESOP loans did not provide financing to National, because National needed no funds.  All parties understood that if NHC were unable to repay the loans, National would be unable to repay the loans, and the lenders would foreclose on the National ESOP and become the owner of National, just like in any other leveraged ESOP in default.

A consequence of using National and the National ESOP as a conduit for borrowings was that the National ESOP acquired a substantial new block of National shares to allocate to National employees as the loans were repaid.  The original design of National was to maintain employee ownership for a closed group of employees who had been ESOP participants prior to the conversion of NHC to a MLP.  The leverage added to the ESOP provided an opportunity to exchange equity for the services of currently active employees, including employees hired after the conversion to a MLP.

Direct employee ownership of selected facilities.  As noted in the preceding section, the first ESOP loans were used to buy eight facilities from NHC (of which National still owns five).  The design was to give the employees as a retirement benefit, in addition to their interest in NHC, a direct ownership interest in eight facilities.  By design, the employees would have the risks associated with ownership of the eight facilities—appreciation or depreciation, and favorable or unfavorable results of operations.  National signed a 20-year management contract with NHC on terms (as noted previously) similar to NHC’s management contracts for facilities owned by independent owners.  The 6% management fee was a matter of fairness to NHC’s unit holders and consistent with the overall design of National.  Because NHC was bearing 100% of the payroll cost of the employees who provided services to these eight employee-owned facilities, just as NHC would bear 100% of the payroll cost for other NHC-managed facilities, NHC concluded that it should receive a similar management fee for managing the employee-owned facilities.  This structure was consistent with the overall design of maintaining economics to the employees and to NHC as close as possible to the economics of direct employment by NHC.

Summary of design considerations.  The Company does not believe that National is a VIE or that NHC has variable interests in National.  However, if it were determined that National is a VIE and that NHC has variable interests in National, we believe that an analysis of the design of National reveals that the risks of National are the risks associated with its ownership of NHC and its ownership of the eight (now five) facilities, and the variability of both risks is borne by design by the employees of National, not by NHC.  Therefore, in a related party analysis under paragraph 17 of Interpretation 46(R), the employees by design are more closely associated with National and would represent the primary beneficiary.

We hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the filings, that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the

Mr. Larry Spirgel

May 18, 2007

Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in our compliance with the applicable disclosure requirements and we welcome any additional comments you may have.

Sincerely,

NATIONAL HEALTHCARE CORPORATION

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President/Controller

DKD/kth

Mr. Larry Spirgel

May 18, 2007

Exhibit A

National HealthCare Corporation
Historical Summary of Managed Centers & Fees

Center	Beginning	Ending	Management Fee
	Date	Date

AYERS	1993	2000	6% of gross revenues
BEAR CREEK	1993	2000	6% of gross revenues
BLUE WATER BAY	1993	2000	6% of gross revenues
BROOKSVILLE	1993	2000	6% of gross revenues
BROWNSBURG	1990	2001	6% of gross revenues
CAMELOT	1997	1998	6% of gross revenues
CASTLETON	1990	2001	6% of gross revenues
CENTER FOR GERIATRIC NURSING	1997	1998	6% of gross revenues
CHANUTE	2001		6% of gross revenues
CHARLEVOIX	2001		6% of gross revenues
COLUMBIA (MO)	2001		6% of gross revenues
COOKEVILLE	1988		6% of gross revenues
COUNCIL GROVE	2001		6% of gross revenues
CYPRESS COVE	1993	2000	6% of gross revenues
EPSOM MANOR	2002		5% of gross revenues + All regional personnel expenses born by facility
FT. LAUDERDALE	1988	2000	6% of gross revenues
GREENFIELD	2002		5% of gross revenues (+2% escalator not currently in effect)
			+ All regional personnel expenses born by facility
HAMILTON CO, (STANDIFER PLACE)	1999	2003	4% of gross revenues
HAYSVILLE	2001		6% of gross revenues
HEARTLAND PLACE AL	2002		5% of gross revenues + All regional personnel expenses born by facility
HEATHER HILL	1993	2000	6% of gross revenues
HOLYOKE	2002		5% of gross revenues (+2% escalator not currently in effect)
			+ All regional personnel expenses born by facility
HOPEWELL	1988	1997	6% of gross revenues
JOHN ADAMS	2002		5% of gross revenues (+2% escalator not currently in effect)
			+ All regional personnel expenses born by facility
JOPLIN	2001		6% of gross revenues
LADOGA	1990	2000	6% of gross revenues
LAKE PARK OF MADISON	1995	2000	6% of gross revenues
LARNED	2001		6% of gross revenues
LAWRENCEBURG	1985		6% of gross revenues
LONGMEADOW	2002		5% of gross revenues (+2% escalator not currently in effect)
			+ All regional personnel expenses born by facility
MACON	1984		6% of gross revenues
MAPLE LEAF	2002		5% of gross revenues + All regional personnel expenses born by facility
MARKLE	1997	1998	6% of gross revenues
MATTIE C. HALL	1984	2006	See Attached
MAURY REGIONAL MEDICAL CENTER	1997	1999	6% of gross revenues

Mr. Larry Spirgel

May 18, 2007

MERCY	1995	2000	6% of gross revenues
MURFREESBORO	1984		6% of gross revenues
NHI EPSOM MANOR	1999	2001	5% of gross revenues + All regional personnel expenses born by facility
NHI GREENFIELD	1999	2002	5% of gross revenues + All regional personnel expenses born by facility
NHI HEARTLAND PLACE AL	1999	2001	5% of gross revenues + All regional personnel expenses born by facility
NHI HOLYOKE	1999	2002	5% of gross revenues + All regional personnel expenses born by facility
NHI JOHN ADAMS	1999	2002	5% of gross revenues + All regional personnel expenses born by facility
NHI LONGMEADOW	1999	2002	5% of gross revenues + All regional personnel expenses born by facility
NHI MAPLE LEAF	1999	2002	5% of gross revenues + All regional personnel expenses born by facility
NHI VILLA CREST	1999	2001	5% of gross revenues + All regional personnel expenses born by facility
OAK RIDGE	1988		6% of gross revenues
OCOEE	1990	2000	6% of gross revenues
OSAGE BEACH	1984		6% of gross revenues
OSCEOLA	1991	2000	6% of gross revenues
PALATKA	1989	2000	6% of gross revenues
PALM GARDEN OF CLEARWARTER	1987	1999	6% of gross revenues
PALM GARDEN OF GAINESVILLE	1987	1999	6% of gross revenues
PALM GARDEN OF JACKSONVILLE	1990	1999	6% of gross revenues
PALM GARDEN OF LAKE CITY	1992	1999	6% of gross revenues
PALM GARDEN OF LARGO	1987	1999	6% of gross revenues
PALM GARDEN OF N. MIAMI BEACH	1988	1999	6% of gross revenues
PALM GARDEN OF OCALA	1987	1999	6% of gross revenues
PALM GARDEN OF ORLANDO	1987	1999	6% of gross revenues
PALM GARDEN OF PENSACOLA	1987	1999	6% of gross revenues
PALM GARDEN OF PINELLAS	1991	1999	6% of gross revenues
PALM GARDEN OF PORT St. LUCIE	1988	1999	6% of gross revenues
PALM GARDEN OF SUN CITY	1991	1999	6% of gross revenues
PALM GARDEN OF TAMPA	1987	1999	6% of gross revenues
PALM GARDEN OF VERO BEARCH	1987	1999	6% of gross revenues
PALM GARDEN OF WEST PALM BEACH	1988	1999	6% of gross revenues
PALM GARDEN OF WINTER HAVEN	1987	1999	6% of gross revenues
PANAMA CITY	1986	2000	6% of gross revenues
PARK RIDGE	2000	2003	5% of gross revenues
PARK WEST	2000	2003	5% of gross revenues
PLACE CONWAY	2001		6% of gross revenues thru 11/03 & 8% from 12/04 - current
PLACE GALLATIN	2001		6% of gross revenues thru 11/03 & 8% from 12/04 - current
PLACE GILBERT	2001		6% of gross revenues thru 11/03 & 8% from 12/04 - current
PLACE GLENDALE	2001		6% of gross revenues thru 11/03 & 8% from 12/04 - current
PLACE KINGSPORT	2001		6% of gross revenues thru 11/03 & 8% from 12/04 - current
PLACE TANQUE VERDE	2001		6% of gross revenues thru 11/03 & 8% from 12/04 - current
PLACE TUCSON	2001		6% of gross revenues thru 11/03 & 8% from 12/04 - current
PLACE TULLAHOMA	2001		6% of gross revenues thru 11/03 & 8% from 12/04 - current
PLAINFIELD	1990	2001	6% of gross revenues
RICHLAND PLACE	1992		See Attached
RICHLAND PLACE INC	1993		See Attached
ROYAL OAK	1993	2000	6% of gross revenues
SARASOTA	1990	2000	6% of gross revenues
SEDGWICK	2001		6% of gross revenues

Mr. Larry Spirgel

May 18, 2007

SEHOME	2000	2004	5% of gross revenues
SMITH CO. HEALTH CARE CENTER	1997	2000	6% of gross revenues
SOUTHERN OAKS	1986	1994	3.10 Per Patient Day
SPRINGFIELD MO	1984		6% of gross revenues
ST. PETERSBURG / BAYOU MANOR	1988	2000	6% of gross revenues
SUMTER	1988		6% of gross revenues
TOWN & COUNTRY	2001	2006	6% of gross revenues
VILLA CREST	2002		5% of gross revenues + All regional personnel expenses born by facility
WEST MEADE PLACE	1993	2003	6% of gross revenues
WEST PLAINS	1984	1995	6% of gross revenues
WESTFIELD	1997	1998	6% of gross revenues